Filed by Palm, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Extended Systems Incorporated
Commission File No.: 000-23597

SLIDE PRESENTATION FROM CONFERENCE CALL AND WEBCAST REGARDING
PROPOSED TRANSACTION ON MARCH 6, 2001;

Extended Systems®
Beyond Connected™

March 6, 2001 Conference Call



Carl Yankowski
CEO of Palm



Steve Simpson
CEO and President of Extended Systems

This presentation includes forward-looking statements about Palm and Extended Systems. These statements are subject to risks and uncertainties, which may cause actual results and events to differ materially. These statements are subject to risks and uncertainties that may cause actual events and results to differ materially. These risks and uncertainties are discussed in detail in the respective companies' SEC filings and in the joint press release issued March 6, 2001.

Additional Information and Where to Find It

In connection with the proposed transaction, Palm will file a registration statement on Form S-4, including a proxy statement-prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement-prospectus when they become available because they will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus (when available) and other documents filed by Palm with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of the registration statement (when available) and other documents filed by Palm with the Securities and Exchange Commission may also be obtained from Palm.

Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems stockholders in favor of the proposed transaction. Information regarding interests of the officers and directors of Extended Systems in the proposed merger will be set forth in the proxy statement-prospectus (when available). In addition, information regarding such officers and directors is included in Eel's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 20, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Extended Systems.

Extended Systems®
Beyond Connected™

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PALM ACCELERATES MOBILE & WIRELESS STRATEGY WITH ACQUISITION OF EXTENDED SYSTEMS

- Strengthens Multiplatform Enterprise Solutions
- Creates Market-Focused Business Groups

Extended Systems®

Beyond Connected™

March 6, 2001 Conference Call



Carl Yankowski
CEO of Palm



Steve Simpson
CEO and President of Extended Systems

This presentation includes forward-looking statements about Palm and Extended Systems. These statements are subject to risks and uncertainties, which may cause actual results and events to differ materially. These statements are subject to risks and uncertainties that may cause actual events and results to differ materially. These risks and uncertainties are discussed in detail in the respective companies' SEC filings and in the joint press release issued March 6, 2001.

Beyond Connected™

PALM ACCELERATES MOBILE & WIRELESS STRATEGY WITH ACQUISITION OF EXTENDED SYSTEMS

- Strengthens Multiplatform Enterprise Solutions
- Creates Market-Focused Business Groups

Extended Systems®
Beyond Connected™

Acquiring Best-of-Breed to Add to Palm's Mobile & Wireless Solutions Capabilities

- Extended Systems purchase – will give Palm an extended gateway into the enterprise market and into the office of the CIO
- Our most recent acquisition, WeSync – provides us with group, wireless and web synchronization capabilities synchronization capability
- Our Actual Software purchase – provided Palm with a robust e-mail client
- Our AnyDay.com purchase – provided Palm with the foundation of our wireless PIM strategy and MyPalm portal, which has been very well received



- Smartcode purchase – provided Palm with communication stacks and associated engineering capabilities

palm

Extended Systems®

Beyond Connected™

Palm is Leading the Emerging Enterprise Market…

- Over 350 companies have already standardized on Palm
  - Including more than 140 "Fortune 500" companies
- 80% of Palm handhelds are synchronized at work
- 40% of Palm handhelds are paid for and/or reimbursed by companies
- Palm and our partners offer a wide variety of horizontal corporate solutions
- Numerous vertical applications available on Palm platform (e.g. via Oracle, Siebel, Sybase, PeopleSoft)


FORTUNE
5
HUNDRED

IT Managers Want Company-Deployed Handheld Solution

- A solution so IT departments can manage handheld productivity tools more easily within their IT infrastructure
- A solution that is platform and device neutral
- A server-based synchronization platform to connect mobile devices to all of their business applications

Extended Systems Brings Palm New Capabilities & Opportunities

- Meets IT managers' needs
- Creates opportunity to sell additional Palm-branded handheld solutions into the enterprise
- Creates opportunity to sell high margin mobile and wireless infrastructure software, services and support
- Brings other benefits
  - A strong management team and engineering staff focused on the enterprise market,
  - A direct enterprise sales force,
  - And a large installed base of enterprise customers, including Morgan Stanley Dean Witter, Goldman Sachs, British Airways, International Paper Company and Cadbury Schweppes, Daimler Chrysler, and Orange

Mobile Solutions Market is Small and Fragmented, Expected to Grow Rapidly, and is a Major Opportunity for Palm

- Less than 10% of all handheld devices are deployed by businesses*
- "Company-deployed" segment of the market will grow significantly faster than the overall market*
- Palm addressing opportunity with 1-2-3 strategy

*** Source: IDC**

Palm's 1-2-3 Approach to Help Lead Mobile & Wireless Company-Deployed Solutions

1 – Provide the market with devices and specific horizontal applications -- like mobile access to behind the firewall e-mail and productivity applications

2 – Provide CIOs with the middleware infrastructure that is system and platform neutral

3 – Offer enterprises the services they need to connect legacy systems and business applications to their mobile work forces through a mobile services bureau and our expansive list of enterprise partners

Extended Systems®

Beyond Connected™

Aligned Around a Total Solutions Approach Focused on the Customer



Palm Enterprise Solutions Group
GM Steve Simpson (post close)
Responsible for Palm's new mobile services infrastructure business



Palm's Individual Mobile Solutions Group
CMO Satjiv Chahil (interim head)
Responsible for products targeted to individuals, such as consumers, students, and other professionals



Palm Platform Solutions Group
GM Alan Kessler
Responsible for the Palm OS, licensing and partnerships

Extended Systems: At-A-Glance

- Leader providing mobile information management solutions that let users access, collect, synchronize, and print information on demand
  - HQ in Boise, ID, with offices in the UK, Germany, France, Italy, Benelux and Singapore
  - Over 1,000 customers in various stages of implementing mobile applications
  - Employs approximately 380 people worldwide

Extended Systems Mobile Data Products

> XTNDConnect Server

A platform independent information synchronization and management solution for the enterprise.

> XTNDConnect View

Real-time wireless access for the enterprise enabling access to groupware and messaging servers.

> XTNDConnect RPM

Programmable middleware for mobile and Windows application development, providing real-time access to enterprise data from mobile devices.

> XTNDConnect PC

A flexible solution that enables individual mobile users to synchronize and manage information.

Beyond Connected™

Wireless Connectivity Products

> Bluetooth Embedded Protocols

Bluetooth software development kit for use in any embedded device such as: cellular phones, PDAs, portable office equipment, etc.

> Bluetooth Windows Applications

Bluetooth software development kit for implementing Bluetooth wireless technology in Windows-based devices.

> IrDA Adapters

Infrared adapters enable wireless access to common office devices such as a network, printer or desktop PC.

> IrDA Embedded Protocols

Infrared software development kit for use in any embedded device such as: cellular phones, PDAs, portable computers, etc.

> IrDA Windows Applications

File-transfer program enables files and folders to be sent and received between IrDA infrared-compliant devices and a Windows-based PC.

Extended Systems Stakeholders Gain Joining Palm

- LEVERAGE of Palm's brand and leadership in the handheld solutions marketplace
- Access to additional financial, engineering, and human resources to reach and deliver solutions to enterprises more effectively
- Support from Palm's large developer community, now numbering over 145,000
- Strengthen shared strategic relationships
- And expanded access to Palm's strategic partners

Our Stockholders Benefit From Joining Palm

- By converting their Extended Systems shares into Palm shares at a premium based on March 5, 2001
- By owning a company with increased stock float and liquidity
- By realizing greater prospects for success and profitability -- leading the rapidly growing mobile solutions market

Extended Systems®
Beyond Connected™

Financial Aspects of Acquisition

- If Palm's "average closing price" in range of $16.60 to $22.00 per share, exchange ratio floats to provide Extended Systems with fixed $22.00 price per share



- If Palm's average closing price is outside this range, the exchange ratio will be fixed
  - Palm's trading price $16.60 or below, Extended Systems receives 1.325 shares of Palm for each share of Extended Systems
  - Palm's trading price $22.00 or above, Extended Systems receives 1.0 share of Palm for each share of Extended Systems
- Palm's "average closing price" is based on the average closing price for the ten trading days ending two days prior to Extended Systems' stockholders' meeting

palm

Extended Systems®

Beyond Connected™

Financial Aspects of Acquisition

- Transaction valued at approximately $264 million based on Extended Systems price of $22.00
- Transaction will be accounted for using the purchase method of accounting
- Transaction subject to regulatory and Extended Systems' stockholder approval
- The acquisition is expected to close in Palm's first quarter of fiscal year 2002, likely in June 2001
- The transaction is expected to be dilutive to Palm's operating income in Palm's fiscal year 2002 by approximately $15 million

Extended Systems®

Beyond Connected™

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